Exhibit 14

MAIR HOLDINGS, INC.

Code of Ethics
For Principal Executive Officer and Principal Financial Officer
Adopted by the Board of Directors on February 17, 2004

MAIR Holdings, Inc. (the “Corporation”) requires its principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (the “Principal Officers”), to maintain the highest ethical and legal standards in the performance of their duties and responsibilities to the Corporation.  Therefore, the Principal Officers shall act in accordance with the following Code of Ethics:

1.                                      Honest and Ethical Conduct

The Principal Officers shall act in good faith, with due care, competence, and diligence.  The Principal Officers shall act honestly and with integrity, avoiding any actual or apparent conflicts of interest between their personal interests and the interests of the Corporation.  The Principal Officers shall report any transaction or relationship that could result in such a conflict of interest to the Audit Committee or the full Board of Directors of the Corporation.

2.                                      Financial Records and Reporting

The Principal Officers shall seek to ensure complete, accurate and timely disclosure in the Corporation’s public communications and the reports and other documents filed with or submitted to the Securities and Exchange Commission and other regulatory authorities.  The Principal Officers shall comply with applicable rules and regulations of federal, state, and local governments, and other private and public regulatory agencies having jurisdiction over the Corporation and its affairs.

The Principal Officers shall not disclose confidential information acquired in the course of their work, except when authorized or legally obligated to do so.  The Principal Officers shall not use confidential information acquired in the course of their work for their own personal benefit.

3.                                      Compliance With Laws, Rules and Regulations

The Principal Officers shall establish and maintain procedures to promote the compliance of the Corporation with applicable federal, state or local laws, regulations and administrative rules, and to timely identify, report and correct any violations thereof.

4.                                      Compliance With Code Of Ethics

The Principal Officers shall comply fully with this Code of Ethics and shall promptly report any violations of this Code of Ethics to the Audit Committee or the full Board of Directors of the Corporation.  The Board of Directors of the Corporation may impose appropriate sanctions, including dismissal, for violations of this Code of Ethics.

5.                                      Amendment and Waiver

This Code of Ethics may only be amended or modified upon the approval of the Board of Directors.  Any substantive amendment that is not technical or administrative in nature or any material waiver, implicit or otherwise, of any provision of this Code of Ethics shall be communicated publicly in accordance with the Securities Exchange Act of 1934 and the rules promulgated thereunder that implement Section 406 of the Sarbanes-Oxley Act.